UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 21, 2014

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(e)   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On March 21, 2014, Illinois Tool Works Inc. ("ITW") granted performance restricted stock units ("PRSUs") for 8,358 shares of ITW common stock, and a nonqualified stock option to purchase 44,910 shares, to Craig A. Hindman, Executive Vice President of ITW and presently the Chief Executive Officer of ITW's Industrial Packaging Segment. The option and PRSUs were granted on the same terms and conditions as those granted to other executives of ITW; provided, however, that upon Mr. Hindman's retirement on the closing date of the divestiture of the Industrial Packaging Segment, the option shares will continue to vest 100% in accordance with the normal vesting schedule, and the PRSUs will vest on the scheduled vesting date three years from the grant date, subject to the certification of achievement of the relevant performance goal by the Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: March 25, 2014   By: /s/ MARIA C. GREEN_____
                               Maria C. Green
                               Senior Vice President, General Counsel & Secretary